SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d2(a)
(Amendment No. ___)1

Liberty Self-Stor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531213-10-6

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th St., 20th Fl., Cleveland, OH 44114, 216-696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. 7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26875D108			Page 2 of 7

1.	Name of Reporting Person: Thomas J. Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 410,939(1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 410,939(1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 410,939(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.7%

14.	Type of Reporting Person (See Instructions): IN

(1) Includes 100,000 options to purchase common shares that are presently exercisable and 49,753 Class A limited partnership interests of LSS I Limited Partnership that are presently convertible into shares of common stock on a one-for-one basis.

CUSIP No. 531213-10-6

Item 1.    Security and Issuer.

     This original Schedule 13D Statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Liberty Self-Stor, Inc., a Maryland corporation (“Liberty”), which has its principal executive offices at 8500 Station Street, Suite 100, Mentor, Ohio 44060.

Item 2.    Identity and Background.

        (a)    This Schedule 13D is filed by Thomas J. Smith for the purpose of reporting an acquisition of Shares. Mr. Smith is President, Chief Operating Officer and a director of Liberty.

        (b)    The business address of Mr. Smith is 8500 Station Street, Suite 100, Mentor, Ohio 44060.

        (c)    Mr. Smith’s principal occupation is President and Chief Operating Officer of Liberty.

        (d)    Negative with respect to Mr. Smith.

        (e)    Negative with respect to Mr. Smith.

        (f)    Mr. Smith is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Mr. Smith purchased the Shares from Thomas H. Lagos and Matina K. Lagos (collectively, the “Sellers”) in a private transaction for an aggregate purchase price of $182,830. The Shares were purchased with funds borrowed from John Macso and Sky Bank. A copy of the Loan Agreements with Mr. Macso and Sky Bank are filed as Exhibits 7.1 and 7.2, respectively.

Item 4.    Purpose of Transaction.

     Mr. Smith purchased the Shares for investment. Pursuant to an Irrevocable Proxy, attached as Exhibit 7.3, granted by the Sellers to Mr. Smith in connection with Mr. Smith’s purchase of the Shares, Mr. Smith voted the Shares in favor of a proposal to sell substantially all of Liberty’s assets to U-Store-It pursuant to the terms of an asset purchase agreement among Liberty, Liberty Self-Stor, Ltd., LSS I Limited Partnership, and U-Store-It, dated September 7, 2004, as more fully described in the definitive proxy statement filed with the Securities and Exchange Commission on February 7, 2005.

     Except as described above, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Smith does not currently have plans or proposals that relate to or would result in any of the following:

        (i)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Liberty;

        (ii)    the sale or transfer of a material amount of assets of Liberty;

CUSIP No. 531213-10-6

        (iii)    a change in the present board of directors or management of Liberty;

        (iv)    a material change in the present capitalization or dividend policy of Liberty;

        (v)    a material change in the business or corporate structure of Liberty;

        (vi)    a change to the articles of incorporation, as amended, or bylaws of the Company, or an impediment to the acquisition of control of Liberty, by any person;

        (vii)    the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Liberty’s common stock;

       (viii)    a class of equity securities of Liberty; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (ix)    any action similar to any of those enumerated in (i) through (viii) above.

     Mr. Smith reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Mr. Smith may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        (a)    As of March 17, 2005, there were 3,082,669 Shares outstanding.

     Mr. Smith beneficially owns 410,939 Shares, including 100,000 options to purchase Shares that are presently exercisable and 49,753 Class A limited partnership interests of LSS I Limited Partnership that are presently convertible into Shares on a one-for-one basis, or approximately 12.7% of the outstanding Shares.

        (b)    Mr. Smith has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares owned by him.

        (c)    On March 17, 2005, Mr. Smith purchased 261,186 Shares from the Sellers in a private transaction. Mr. Smith has not effected any other transactions in the Shares in the past 60 days.

        (d)    Not applicable.

        (e)    Not applicable.

CUSIP No. 531213-10-6

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Smith granted Sky Bank a security interest in the Shares pursuant to the Pledge Agreement and Promissory Note attached as Exhibits 7.4 and 7.5, respectively.

     As more fully described in Item 4, the Sellers granted an Irrevocable Proxy to Mr. Smith in connection with Mr. Smith’s purchase of the Shares. The Irrevocable Proxy is attached as Exhibit 7.3.

Item 7.    Material to be Filed as Exhibits.

Exhibit 7.1	Loan Agreement between Thomas J. Smith and John Macso

Exhibit 7.2	Business Loan Agreement between Thomas J. Smith and Sky Bank

Exhibit 7.3	Irrevocable Proxy dated March 17, 2005.

Exhibit 7.4	Commercial Pledge Agreement between Thomas J. Smith and Sky Bank

Exhibit 7.5	Promissory Note in favor of Sky Bank

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2005

/s/ Thomas J. Smith
Thomas J. Smith

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 7.1	Loan Agreement between Thomas J. Smith and John Macso

Exhibit 7.2	Business Loan Agreement between Thomas J. Smith and Sky Bank

Exhibit 7.3	Irrevocable Proxy dated March 17, 2005.

Exhibit 7.4	Commercial Pledge Agreement between Thomas J. Smith and Sky Bank

Exhibit 7.5	Promissory Note in favor of Sky Bank